FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: June 7, 2007	Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP*

(* expected availability on June 11, 2007)

CryptoLogic’s latest casino game offering a smash!

The Hulk, Wolverine, Sudoku and Multi-Hand Video Blackjack  included in

e-gaming leader’s spectacular new nine-game line up

June 7, 2007, (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, today unveiled nine innovative new casino games, including real money adaptations of well-known games such as Sudoku and new titles featuring Wolverine, The Incredible Hulk and other world-renowned Marvel Super Heroes.

CryptoLogic’s casino Bonus Pack 11, offered through its subsidiary, WagerLogic Limited, features games that deliver non-stop action and adventure, cutting-edge animation and graphics, and enticing jackpots to keep the Internet gamer both challenged and entertained.

“CryptoLogic understands that the key to Internet casino success is a steady stream of innovation — and that’s what we’re delivering today,” said Javaid Aziz, CryptoLogic’s President and CEO. “It’s about giving players the games they want to play, and giving operators the names they know and trust. Once again, the CryptoLogic software development team has broken new ground.”

For the first time ever, Cryptologic is offering a puzzle-style game in its Bonus Pack series. Sudoku, the logic game played by millions of people around the world every day, has been adapted for online slot players in an exciting, easy-to-play format. Also included in the game pack is Jewel Quest, the latest blockbuster title in the company’s successful and unique “Casual Game” series, and Multi-Hand Video Blackjack, a Cryptologic-developed game that for the first time ever brings together Black Jack and Video Poker.

“Internet casino players not only want more chances to win, but also more interesting ways to win — and CryptoLogic aims to give them both,” said Justin Thouin, CryptoLogic’s Vice President of Casino. “CryptoLogic’s latest Bonus Pack provides endless thrills and variety, with multi-level slots and creative bonus rounds, all in graphic-rich formats that promote playability and most of all, fun.”

Fans of the Marvel Super Heroes series will enjoy seeing the legendary Wolverine make his Internet casino solo debut in an action-packed slot game. Also returning for a bigger adventure, with a bonus round that seems straight out of a Hollywood movie, is the Hulk — in a game called The Incredible Hulk — Ultimate Revenge. Captain America is also included in the Bonus Pack in a game that boasts one of the most graphically advanced interactive bonus rounds ever seen in an online slot game. All three Marvel Games have the Marvel Jackpot feature: three separate jackpots, beginning at £50 (Hero Jackpot), moving to the £500 (Super Hero Jackpot) and finally to the impressive £5,000 (Marvel Hero Jackpot).

(more)

TEL (416) 545-1455   FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

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CryptoLogic’s new game, Multi-Hand Video Blackjack is a patent-pending game sure to capture the hearts of blackjack fans everywhere. Incorporating traditional blackjack rules such as blackjacks paying out 3:2 and dealers standing on 17, players will get the added excitement of playing five hands at a time against up to 50 dealer hands. With a single strong hand, you can beat the dealer up to 250 times in one round. The game pack also incorporates female-targeted 25-line slot titles including: Dino Delight, Quest of Kings and CryptoLogic’s first 30-line slot title, Enchanted Beans.

“Variety is the spice of life — and of the world’s best Internet casinos,” added A.J. Slivinski, WagerLogic’s Managing Director. “We are confident both players and licensees will enjoy these exciting additions to our market-leading suite of casino games.”

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares (symbol: CRY) trade on the Toronto Stock Exchange, on the NASDAQ Global Select Market (symbol: CRYP) and on the Main Market of the London Stock Exchange* (symbol: CRP). Shares of the CryptoLogic Exchange Corporation  (symbol: CXY) trade on the Toronto Stock Exchange.

(* expected availability on June 11, 2007)

About Marvel Entertainment, Inc.

With a library of over 5,000 characters, Marvel Entertainment, Inc. is one of the world’s most prominent character-based entertainment companies. Marvel’s operations are focused on utilizing its character franchises in licensing, entertainment, publishing and toys. Areas of emphasis include feature films, DVD/home video, consumer products, video games, action figures and role-playing toys, television and promotions. Rooted in the creative success of over sixty years of comic book publishing, Marvel’s strategy is to leverage its character franchises in a growing array of opportunities around the world. More information about Marvel can be found at www.marvel.com.

MARVEL, and all related character names and the distinctive likenesses thereof are trademarks of Marvel Characters, Inc., and are used with permission. Copyright Ó 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com. Super Heroes is a co-owned registered trademark.

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For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Communications, (416) 968-7311 (North American media)
Ken Wightman, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999 Harry Chathli, +44 207 979 8980

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CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.